UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File No. 001-12907

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

KNOLL RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KNOLL, INC

1235 Water Street

East Greenville, PA 18041

Knoll Retirement Savings Plan

Financial Statements and Supplementary Schedule

Years ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

Knoll Retirement Plans Administration Committee and Participants
Knoll Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Knoll Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ParenteBeard LLC

Reading, Pennsylvania
June 28, 2013

Financial Statements

Knoll Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments, at fair value	$233,022,133	$215,656,954
Notes receivable from participants	5,348,875	5,468,842
Employer contribution receivable	1,522,449	—
Total assets	239,893,457	221,125,796

Liabilities	—	—
Net assets available for benefits at fair value	239,893,457	221,125,796

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(551,195)	(153,305)
Net assets available for benefits	$239,342,262	$220,972,491

See notes to financial statements

Knoll Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2012	2011
Investment income

Interest and dividends	$4,656,027	$3,715,194
Net appreciation (depreciation) in fair value of investments	17,645,508	(3,832,845)

Net investment income (loss)	22,301,535	(117,651)

Interest income on notes receivable from participants	273,322	305,872

Contributions

Participants	8,401,908	8,240,903
Rollovers	264,758	154,559
Employer	2,963,660	—
Total contributions	11,630,326	8,395,462

Benefits paid to participants	(15,786,931)	(16,548,688)

Administrative expenses	(48,481)	(30,570)

Net increase (decrease)	18,369,771	(7,995,575)

Net assets available for benefits:

Beginning of year	220,972,491	228,968,066
End of year	$239,342,262	$220,972,491

See notes to financial statements

Knoll Retirement Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.              Description of Plan

The following description of the Knoll Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Knoll Retirement Plans Administration Committee.

General

The Plan is a defined contribution plan covering all U.S. employees of Knoll, Inc. (the Company or employer).  All employees are eligible at their date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants can elect to contribute up to 50% of their compensation, as defined, on a pretax basis, after-tax basis, Roth basis, or a combination subject to Internal Revenue Service limitations. Participants who are over the age of 50 can elect to make catch-up contributions, subject to Internal Revenue Code limitations. Additionally, participants may contribute amounts representing distributions from other qualified plans.

During 2010 the Company suspended the fixed matching contributions.  In years prior to 2010, the Company matched 40% of participant contributions up to a maximum amount of 6% of the participants’ compensation (their “fixed” match) for those participants who are U.S. employees not covered by a collective bargaining agreement. For participants who are U.S. employees covered by a collective bargaining agreement, the Company matched 50% of participants’ contributions up to a maximum amount of 6% of the participants’ compensation (their “fixed” match). The fixed match was made to the participants’ pretax contributions first, then applied to the participants’ after-tax contributions, if the pretax contributions are less than 6% of compensation.

In addition, prior to 2010, the Company made discretionary contributions based on the Company’s financial performance (the “performance-based” match) to U.S. non-bargaining participants who (a) are employed on the last day of the Plan year for which the discretionary contribution is made, (b) retire during the Plan year, or (c) die or become disabled during the Plan year.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

1.              Description of Plan (continued)

Contributions (continued)

Like the fixed match, the performance-based match was applied up to the first 6% of participant compensation. No performance-based contributions were made for the year ended December 31, 2011.  U.S. employees covered by a collective bargaining agreement are not eligible for performance-based match contributions.

Effective January 1, 2012 the Company reinstated the fixed matching contributions for participants who no longer participate in any other of the Company’s pension plans.  The Plan requires that the Company make a fixed matching contribution of 50% of participant contributions up to the first 6% of the participants’ compensation.  The Company also reinstated a discretionary performance-based contribution for 2012 and instituted transitionary contributions for former pension plan participants, calculated based on age and completed years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s fixed match and discretionary contributions (when applicable), and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets). Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are typically used to reduce future Company contributions to the Plan and administrative expenses. The benefit to which a participant is entitled is the vested portion of the participant’s account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contributions plus actual earnings thereon is based on years of service. Under a graded vesting schedule, a participant is 100% vested after five years of credited service.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

1.              Description of Plan (continued)

Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of their vested account balance, whichever is less. Principal and interest must be repaid over a period not to exceed four-and-a-half years, unless the loan is used for a residential purchase. Interest rates are established based on the prime rate provided by the Plan’s trustee on the last business day of the calendar quarter preceding or coinciding with the loan request, plus 2%. All loans are collateralized by the participants’ vested account balance in the Plan and are repaid through payroll deductions.  Interest rates ranged from 5.25% to 10.25% at December 31, 2012.

Administrative Costs

The Plan’s administrative costs, other than those related to the management of investments and transaction fees, which totaled $48,481 and $30,570 for the years ended December 31, 2012 and 2011, respectively are paid by the Company. Expenses related to the management of investments are allocated to each participant’s account. Allocations are based on participant earnings or account balances, as defined in the Plan Agreement.

Forfeited Accounts

As of December 31, 2012 and 2011 forfeited employer matching non-vested accounts amounted to $74,296 and $215,663 respectively. Forfeitures of employer matching non-vested accounts are used for administrative expenses and to reduce the employer’s matching 401(k) contributions. During the years ended December 31, 2012 and 2011, forfeitures applied against administrative expenses amounted to $36,797 and $20,786 respectively.  Forfeitures applied against employer matching contributions during the years ended December 31, 2012 and 2011 amounted to $135,096 and $0, respectively.

Payment of Benefits

On termination of service, a participant will receive a lump-sum amount if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally continue to be held in the Plan until the participants’ normal or early retirement date, however, terminated participants may elect to receive their vested account balance at any time. Upon death, permanent disability, or retirement, a participant or beneficiary may elect to receive a lump-sum payment or periodic installments over a specified period that does not exceed the longest of: ten years, the participant’s life expectancy, or the beneficiary’s life expectancy.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

1.              Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.              Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

As described in the appropriate accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting guidance, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts held in the stable value fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes Plan’s gains and losses on investments bought and sold as well as held during the year.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

2.   Summary of Significant Accounting Policies (continued)

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and are not separately identifiable as an expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

3.  Investments

During 2012 and 2011, the Plan’s investments appreciated (depreciated) in fair value (including gains and losses on investments bought, sold, as well as held during the year) as follows:

	Year ended December 31,
	2012	2011

Mutual funds	$17,570,725	$(3,570,004)
Knoll Common Stock Fund	74,783	(262,841)
	$17,645,508	$(3,832,845)

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2012	2011

ABN AMRO Income Plus Fund*	$72,997,657	$75,424,943
Vanguard Windsor II Fund	39,627,701	36,013,786
American Funds Growth Fund of America; R4	21,274,768	18,632,402
Vanguard Balanced Index Fund Signal Shares	20,606,909	18,397,810
American Funds Euro Pacific Growth Fund; R4	12,843,342	11,904,085
PIMCO Total Return Fund	16,206,027	13,275,006

* Amounts represent contract value.  As of December 31, 2012 and 2011, fair value is $73,548,852 and $75,578,248, respectively.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

4.   Fair Value Measurements

The fair value framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1                                                      Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                        Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                      Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

4.   Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the years ended December 31, 2012 and 2011.

Common stock fund:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Stable value fund:  The stable value fund is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.  The fund’s investment objective is to preserve invested principal while providing a competitive current rate of return.  The underlying investments of the fund consist primarily of guaranteed investment contracts (GIC’s), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs.  The fund is not subject to any withdrawal restrictions and distributions may be taken at any time.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

4.   Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011.

	Assets at fair value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common stock fund	$2,206,935	$—	$—	$2,206,935
Mutual funds
Fixed income fund	16,206,027	—	—	16,206,027
Balanced funds	41,662,245	—	—	41,662,245
Growth funds	80,223,943	—	—	80,223,943
Index funds	19,174,131	—	—	19,174,131
Stable value fund	—	73,548,852	—	73,548,852
Total assets at fair value	$159,473,281	$73,548,852	$—	$233,022,133

	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Common stock fund	$2,205,745	$—	$—	$2,205,745
Mutual funds
Fixed income fund	13,275,006	—	—	13,275,006
Balanced funds	35,764,097	—	—	35,764,097
Growth funds	72,506,733	—	—	72,506,733
Index funds	16,327,125	—	—	16,327,125
Stable value fund	—	75,578,248	—	75,578,248
Total assets at fair value	$140,078,706	$75,578,248	$—	$215,656,954

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

5.   Related Party Transactions

At December 31, 2012 and 2011, the Plan held investments totaling $2,206,935 and $2,205,745 respectively, in shares of common stock of the Company.  Total shares at December 31, 2012 and 2011 equaled 143,681 and 148,535, respectively

Shares held in the Knoll Common Stock Fund may be sold at any time at participant discretion at the closing price of the Knoll, Inc. common stock on the New York Stock Exchange.

Certain Plan investments are shares of registered investment companies (mutual funds) managed by Vanguard Fiduciary Trust Company, the trustee as defined by the Plan.  Additionally, the Plan issues loans to participants, which are secured by the balances in participant’s accounts. These transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

Certain administrative functions of the plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

6.   Income Tax Status

The Plan has been operating under a determination letter from the Internal Revenue Service (IRS) dated May 15, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation.  The Plan has been amended since applying and receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

7.              Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Supplemental Schedule

Knoll Retirement Savings Plan
EIN 13-3873847, Plan 002

Schedule H, Line 4i—
Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	ABN AMRO Income Plus Fund	Stable Value Fund	**	$72,997,657	***

	American Funds Euro Pacific Growth Fund; R4	Mutual Fund	**	12,843,342

	American Funds Growth Fund of America; R4	Mutual Fund	**	21,274,768

	PIMCO Total Return Fund	Mutual Fund	**	16,206,027

*	Vanguard 500 Index Fund Signal Shares	Mutual Fund	**	10,259,110

*	Vanguard Balanced Index Fund Signal Shares	Mutual Fund	**	20,606,909

*	Vanguard Explorer Fund	Mutual Fund	**	6,478,132

*	Vanguard Extended Market Index Fund Signal Shares	Mutual Fund	**	8,915,021

*	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	1,967,034

*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	2,839,018

*	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	5,176,862

*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	4,408,403

*	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	1,850,700

*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	1,254,806

*	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	627,601

*	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	603,821

*	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	382,924

*	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	43,160

*	Vanguard Target Retirement 2060 Fund	Mutual Fund	**	7

*	Vanguard Target Retirement Income Fund	Mutual Fund	**	1,901,000

*	Vanguard Windsor II Fund	Mutual Fund	**	39,627,701

*	Knoll Common Stock Fund	Company Stock Fund	**	2,206,935

*	Participant loans	Interest rates ranging from 5.25% to 10.25%	$0	5,348,875

				$237,819,813

*         Party-in-interest to the Plan, as defined by ERISA.

**       Cost is not required for participant-directed investments.

***    Fair Value is $73,548,852 at December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Knoll Retirement Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KNOLL RETIREMENT SAVINGS PLAN

Date: June 28, 2013	By:	/s/ Brian J. Reuter

Brian Reuter

Authorized Committee Member

Date: June 28, 2013	By:	/s/ Barry L. McCabe

Barry L. McCabe

Authorized Committee Member